Exhibit 99.7

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in Registration Statement No(s). 333-204848, 333-184108, 333-178260 and 333-129631 on Form S-8, 333-204611 on Form F-10 and 333-182656 on Form F-3 and to the use of our reports dated March 30, 2016 relating to the consolidated financial statements of Brookfield Asset Management Inc. and its subsidiaries (the “Company”) and the effectiveness of the Company’s internal control over financial reporting appearing in this Annual Report on Form 40-F of the Company for the year ended December 31, 2015.

/s/ Deloitte LLP

Chartered Professional Accountants

Licensed Public Accountants

March 30, 2016

Toronto, Canada